Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108398

PROSPECTUS SUPPLEMENT NO. 9

(To Prospectus dated November 3, 2003)

This prospectus supplement supplements the prospectus contained in the Registration Statement on Form S-3, as amended, of DURECT Corporation relating to the resale from time to time by selling securityholders of our $60,000,000 principal amount 6.25% Convertible Notes due 2008 and Common Stock issuable upon conversion of the Notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

The securities offered in the prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” beginning on page 5 of the prospectus in determining whether to purchase the DURECT 6.25% Convertible Notes due 2008 or the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The section of the prospectus entitled “Selling Securityholders” on pages 39-40 of the prospectus is amended and restated in its entirety to read as follows:

SELLING SECURITYHOLDERS

The Notes were originally issued to and resold by Morgan Stanley & Co. Incorporated in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the Notes and the common stock into which the Notes are convertible. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees, donees or successors.

The table below sets forth the name of each selling securityholder, the principal amount of Notes at maturity that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which the Notes are convertible. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

We have prepared the table based on information given to us by the selling securityholders on or before April 9, 2004. Because the selling securityholders may offer, pursuant to this prospectus, all or some portion of the Notes or common stock listed below, no estimate can be given as to the amount of Notes or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Notes since the date as of which the information in the table is presented.

Information about the selling stockholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.

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Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Common Stock Issuable Upon Conversion of the Notes that May be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
AIG DKR SoundShore Opportunity Holding Fund Ltd.	$2,500,000	4.2%	793,650	1.5%
Alexandra Global Master Fund, L.T.D	$4,300,000	7.2%	1,365,079	2.6%
Arbitex Master Fund, L.P.	$5,000,000	8.3%	1,587,301	3.0%
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd	$3,800,000	6.3%	1,206,349	2.3%
Argent Classic Convertible Arbitrage Fund, L.P.	$1,400,000	2.3%	444,444	*
Argent Classic Convertible Arbitrage Fund II, L.P.	$400,000	*	126,984	*
Aristeia International Limited	$1,823,000	3.0%	578,730	1.1%
Aristeia Trading LLC	$427,000	*	135,555	*
BNP Paribos Equity Strategies, SNC	$1,447,000	2.4%	459,365	*	(3)
Citadel Equity Fund Ltd.	$2,190,000	3.7%	695,238	1.3%
Citadel Jackson Investment Fund Ltd.	$310,000	*	98,412	*
Clinton Multistrategy Master Fund, Ltd.	$1,690,000	2.8%	536,507	1.0%
Clinton Riverside Convertible Portfolio Limited	$1,610,000	2.7%	511,111	1.0%
CNHCA Master Account, L.P.	$500,000	*	158,730	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$1,453,000	2.4%	461,269	*
DBAG—London	$2,000,000	3.3%	634,920	1.2%
DKR SoundShore Strategic Holding Fund Ltd.	$800,000	1.3%	253,968	*
Highbridge International LLC	$2,000,000	3.3%	634,920	1.2%
JP Morgan Securities Inc.	$1,000,000	1.7%	317,460	*
KD Convertible Arbitrage Fund L.P.	$1,000,000	1.7%	317,460	*
Lyxor/Convertible Arbitrage Fund, Ltd.	$97,000	*	30,793	*
Morgan Stanley & Co. Incorporated(4)	$5,905,000	9.8%	1,874,603	3.5	%(5)
PRS Convertible Arbitrage Master Fund L.P.	$500,000	*	158,730	*
Quest Global Convertible Master Fund Ltd.	$1,000,000	1.7%	317,460	*
Sagamore Hill Hub Fund Ltd.	$8,895,000	14.8%	2,823,809	5.2%
Singlehead U.S. Convertible Arbitrage Fund	$246,000	*	78,095	*
Salomon Brothers Asset Management, Inc.	$825,000	1.4%	261,904	*	(6)
Sturgeon Limited	$207,000	*	65,714	*
Sutton Brook Capital Portfolio LP	$2,500,000	4.2%	793,650	1.5%
UBS AG London Cvt. Prop.	$1,750,000	2.9%	555,555	1.1%
Xavex Convertible Arbitrage 10 Fund	$400,000	*	126,984	*
Unnamed securityholders or any future transferees, pledgees, donees or successors of or from any such unnamed securityholder	$2,025,000	3.4%	642,857	1.2%

*	Less than one percent (1%).
(1)	Assumes conversion of all of the securityholder’s Notes at a conversion rate of 317.4603 shares of common stock per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment as described under “Description of the Notes – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the Notes may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the Notes.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 51,245,499 shares of our common stock outstanding as of the close of business on April 8, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Notes, but we did not assume conversion of any other holder’s Notes.

(3)	Includes 11,465 shares of our common stock owned by BNP Paribos Equity Strategies, SNC.

(4)	Morgan Stanley & Co. Incorporated and/or its affiliates have performed financial advisory and investment banking services for us within the past three years.

(5)	Includes 716 shares of our common stock owned by Morgan Stanley & Co. Incorporated.

(6)	Salomon Brothers Asset Management, Inc. acts as discretionary investment advisor with respect to the following accounts that hold the indicated principal amounts of Notes: Salomon Brothers Archer Investors Ltd. ($527,000) and Salomon Brothers Archer Investors L.P. ($298,000).

Generally, only selling securityholders identified in the foregoing table who beneficially own the securities set forth opposite their respective names may sell offered securities under the registration statement of which this prospectus forms a part. We may from time to time include additional selling securityholders in an amendment to this registration statement or a supplement to this prospectus.

The date of this prospectus supplement is April 12, 2004.

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